DSM Press Release

S.A. Citrique Belge N.V.
Pastorijstraat 249
B-3300 Tienen
Telephone: +32-16 80 62 02, Telefax: +32-16 80 66 03
www[redacted]com

Tienen, 29 June 2004

S.A. Citrique Belge N.V. in Tienen (Belgium) announces 62 job losses during restructuring of activities to strengthen competitiveness in citric acid business

S.A. Citrique Belge N.V. in Tienen (Belgium), part of the group DSM Nutritional Products of Royal DSM, announces 62 job losses during the VITAL restructuring of the activities to strengthen its competitiveness in the citric acid business.
All in all, 73 people will be affected by the restructuring, either by job reduction or by replacement to guarantee the required competences for the future organization. After an in-depth information and consultation of the employee representatives as foreseen in the Renault law (intention phase), Citrique Belge announces that restructuring of its activities is feasible and necessary to strengthen competitiveness. This restructuring project shall be implemented soon.

VITAL
After acquisition by DSM, the so-called VITAL project, a worldwide integration and transformation framework, was started to improve the financial results of DSM Nutritional Products. The VITAL project was started for S.A. Citrique Belge N.V. in mid-January 2004. Via an extensive project study involving many employees, split in several teams, the current activities and processes were analyzed and a large number of improvement proposals were defined and validated.

These improvements target optimization of work processes, reduction of resources (personnel, raw materials and energy) and synergies with DSM. Also, investments will be necessary to streamline and optimize the operations. DSM Nutritional Products in Tienen is very committed to take the necessary steps to strengthen the continuity of the business, to secure the future of its operations and to restore profitability. As a next step, a social plan will be negotiated with the employee representatives.

A difficult global business environment and the strength of the EURO result in an unfavorable cost position for products made in Europe. Moreover, the fast progress of Asian competition has led to continued price pressure. These factors together have led to the significant deterioration of margins, also at Citrique Belge , producer of citric acid and citrates.

DSM Press Release

S.A. Citrique Belge N.V.
Pastorijstraat 249
B-3300 Tienen
Telephone: +32-16 80 62 02, Telefax: +32-16 80 66 03
www.dsmnutritionalproducts.com

DSM Nutritional Products
DSM Nutritional Products, the successor to Roche's Vitamins & Fine Chemicals Division, is the world's leading supplier of vitamins, carotenoids and other fine chemicals to the feed, food, pharmaceutical and cosmetic industries. The company will maintain its tradition as a pioneer in the discovery of new products, new formulations and attractive applications for all industry segments. For further information: www.dsmnutritionalproducts.com.

DSM
DSM is active worldwide in life science and nutritional products, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are being applied in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). The group has annual sales (pro forma including the recent acquisition - renamed DSM Nutritional Products) of approximately EUR 8 billion and employs in the region of 25,000 people around the world. DSM ranks among the global leaders in many of its fields. DSM is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com.

For more information:
DSM Investor Relations
Dries Ausems
Director
Telephone: +31-45-5782477
Telefax: +31-45-5782595
E-mail address: investor.relations@dsm.com